UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS PURSUANT TO RULES 13d-1(b),(c) AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO 13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934*

AbCellera Biologics Inc.
(Name of Issuer)

Common stock, no par value per share
(Title of Class of Securities)

00288U106
(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00288U106		13G/A	Page 2 of 17 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Investors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,283,744*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,283,744*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,283,744*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%*
12	TYPE OF REPORTING PERSON PN

* See Item 4

CUSIP No. 00288U106		13G/A	Page 3 of 17 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,283,744*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,283,744*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,283,744*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%*
12	TYPE OF REPORTING PERSON OO

 * See Item 4

CUSIP No. 00288U106		13G/A	Page 4 of 17 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities Portfolio GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,921,980*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,921,980*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,921,980*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%*
12	TYPE OF REPORTING PERSON OO

* See Item 4

CUSIP No. 00288U106		13G/A	Page 5 of 17 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities Liquid Portfolio Sub-Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 200,000*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON PN

* See Item 4

CUSIP No. 00288U106		13G/A	Page 6 of 17 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Viking Global Opportunities Illiquid Investments Sub-Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,721,980*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,721,980*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,721,980*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.0%*
12	TYPE OF REPORTING PERSON* PN

* See Item 4

CUSIP No. 00288U106		13G/A	Page 7 of 17 Pages
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DRAGSA 76 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 361,764*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 361,764*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,764*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*
12	TYPE OF REPORTING PERSON OO

* See Item 4

CUSIP No. 00288U106		13G/A	Page 8 of 17 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) O. Andreas Halvorsen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,283,744*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,283,744*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,283,744*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%*
12	TYPE OF REPORTING PERSON* IN

* See Item 4

CUSIP No. 00288U106		13G/A	Page 9 of 17 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) David C. Ott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,283,744*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,283,744*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,283,744*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%*
12	TYPE OF REPORTING PERSON* IN

* See Item 4

CUSIP No. 00288U106		13G/A	Page 10 of 17 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Rose S. Shabet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 19,283,744*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 19,283,744*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,283,744*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.2%*
12	TYPE OF REPORTING PERSON* IN

* See Item 4

CUSIP No. 00288U106	13G/A	Page 11 of 17 Pages

Item 1(a).       Name of Issuer:

AbCellera Biologics Inc.

Item 1(b).       Address of Issuer’s Principal Executive Offices:

2215 Yukon Street,
Vancouver, BC V5Y 0A1

Item 2(a).       Name of Person Filing:

Viking Global Investors LP (“VGI”),

Viking Global Opportunities GP LLC (“Opportunities GP”),

Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”),

Viking Global Opportunities Liquid Portfolio Sub-Master LP ("VGOL”),

Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”),

DRAGSA 76 LLC (“DRAGSA 76”)

O. Andreas Halvorsen, David C. Ott and Rose S. Shabet (collectively, the “Reporting Persons”)

Items 2(b).        Address of Principal Business Office or, if none, Residence:

The business address of each of the Reporting Persons is: 55 Railroad Avenue, Greenwich, Connecticut 06830.

Items 2(c).       Citizenship:

VGI is a Delaware limited partnership; Opportunities GP, Opportunities Portfolio GP and DRAGSA 76 are Delaware limited liability companies; VGOL and VGOP are Cayman Islands exempted limited partnerships; O. Andreas Halvorsen is a citizen of Norway; and David C. Ott and Rose S. Shabet are citizens of the United States.

Item 2(d).       Titles of Classes of Securities:

Common stock, no par value per share (“Common Stock”)

Item 2(e).       CUSIP NUMBER: 00288U106

Item 3.            If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)       ☐ Broker or dealer registered under Section 15 of the Exchange Act

(b)       ☐ Bank as defined in Section 3(a)(6) of the Exchange Act

(c)       ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)       ☐ Investment company registered under Section 8 of the Investment Company Act of 1940

(e)       ☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1(b)(1)(ii)(E)

(f)       ☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

CUSIP No. 00288U106	13G/A	Page 12 of 17 Pages

(g)       ☐ Parent holding company, in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)       ☐ Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)       ☐ Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)       ☐ Non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

(k)       ☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

Item 4.    Ownership

A. VGI

(a)       Amount beneficially owned: 19,283,744

(b)       Percent of Class: 7.2%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote: 19,283,744

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)       Shared power to dispose or to direct the disposition of: 19,283,744

VGI provides managerial services to VGOL, VGOP and DRAGSA 76. VGI has the authority to dispose of and vote the shares of Common Stock.

Based on Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), VGI may be deemed to beneficially own the shares of Common Stock directly held by VGOL, VGOP and DRAGSA 76. VGI does not directly own any shares of Common Stock.

VGI beneficially owns 19,283,744 shares of Common Stock consisting of (i) 200,000 shares of Common Stock directly and beneficially owned by VGOL, (ii) 18,721,980 shares of Common Stock directly and beneficially owned by VGOP and (iii) 361,764 shares of Common Stock directly and beneficially owned by DRAGSA 76.

CUSIP No. 00288U106	13G/A	Page 13 of 17 Pages

B. Opportunities GP

(a)       Amount beneficially owned: 19,283,744

(b)       Percent of Class: 7.2%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote: 19,283,744

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)       Shared power to dispose or to direct the disposition of: 19,283,744

Opportunities GP serves as the sole member of Opportunities Portfolio GP and has the authority to dispose of and vote the shares of Common Stock controlled by Opportunities Portfolio GP, which consists of the shares of Common Stock directly held by VGOL and VGOP. Opportunities GP does not directly own any shares of Common Stock.

Opportunities GP is the general partner of Viking Global Opportunities LP and Viking Global Opportunities Intermediate LP. The membership interests of DRAGSA 76 are held by Viking Global Opportunities LP and Viking Global Opportunities Intermediate LP. Opportunities GP has the authority to dispose of and vote the shares of Common Stock held by DRAGSA 76.

Based on Rule 13d-3 of the Act, Opportunities GP may be deemed to beneficially own the shares of Common Stock directly held by VGOL, VGOP and DRAGSA 76.

C. Opportunities Portfolio GP

(a)       Amount beneficially owned: 18,921,980

(b)       Percent of Class: 7.0%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote: 18,921,980

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)       Shared power to dispose or to direct the disposition of: 18,921,980

Opportunities Portfolio GP serves as the general partner of VGOL and VGOP and has the authority to dispose of and vote the shares of Common Stock directly owned by VGOL and VGOP. Opportunities Portfolio GP does not directly own any shares of Common Stock.

Based on Rule 13d-3 of the Act, Opportunities Portfolio GP may be deemed to beneficially own the shares of Common Stock directly held by VGOL and VGOP.

CUSIP No. 00288U106	13G/A	Page 14 of 17 Pages

D. VGOL

(a)       Amount beneficially owned: 200,000

(b)       Percent of Class: 0.1%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote: 200,000

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)       Shared power to dispose or to direct the disposition of: 200,000

VGOL has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOL. Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOL.

E. VGOP

(a)        Amount beneficially owned: 18,721,980

(b)       Percent of Class: 7.0%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote: 18,721,980

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)       Shared power to dispose or to direct the disposition of: 18,721,980

VGOP has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, an affiliate of Opportunities Portfolio GP, which provides managerial services to VGOP. Viking Global Opportunities LP (a Delaware limited partnership) and Viking Global Opportunities III LP (a Cayman Islands exempted limited partnership), through its investment in Viking Global Opportunities Intermediate LP (a Cayman Islands exempted limited partnership), invest substantially all of their assets in Viking Global Opportunities Master LP (a Cayman Islands exempted limited partnership), which in turn invests through VGOP.

CUSIP No. 00288U106	13G/A	Page 15 of 17 Pages

F. DRAGSA 76

(a)       Amount beneficially owned: 361,764

(b)       Percent of Class: 0.1%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote: 361,764

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)       Shared power to dispose or to direct the disposition of: 361,764

DRAGSA 76 has the authority to dispose of and vote the shares of Common Stock directly owned by it, which power may be exercised by Opportunities GP, and by VGI, an affiliate of Opportunities GP, which provides managerial services to DRAGSA 76. The membership interests of DRAGSA 76 are held by Viking Global Opportunities LP and Viking Global Opportunities Intermediate LP. Opportunities GP is the general partner of Viking Global Opportunities LP and Viking Global Opportunities Intermediate LP.

G. O. Andreas Halvorsen, David C. Ott and Rose S. Shabet

(a)       Amount beneficially owned: 19,283,744

(b)       Percent of Class: 7.2%

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote: 19,283,744

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)       Shared power to dispose or to direct the disposition of: 19,283,744

Mr. Halvorsen, Mr. Ott and Ms. Shabet, as Executive Committee Members of Viking Global Partners LLC, general partner of VGI and Opportunities GP have shared authority to dispose of and vote the shares of Common Stock beneficially owned by VGI and Opportunities GP. None of Mr. Halvorsen, Mr. Ott and Ms. Shabet directly owns any shares of Common Stock.

Based on Rule 13d-3 of the Act, each may be deemed to beneficially own the shares of Common Stock directly held by VGOL, VGOP and DRAGSA 76.

Mr. Halvorsen, Mr. Ott and Ms. Shabet each beneficially own 19,283,744 shares of Common Stock consisting of (i) 200,000 shares of Common Stock directly and beneficially owned by VGOL, (ii) 18,721,980 shares of Common Stock directly and beneficially owned by VGOP and (iii) 361,764 shares of Common Stock directly and beneficially owned by DRAGSA 76.

CUSIP No. 00288U106	13G/A	Page 16 of 17 Pages

Item 5.            Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.            Identification and Classification of the Subsidiary Which Acquired the Security

Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.            Identification and Classification of Members of the Group.

Not applicable.

Item 9.            Notice of Dissolution of Group.

Not applicable.

Item 10.         Certification. (if filing pursuant to Rule 13d-1(c))

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00288U106	13G/A	Page 17 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 76 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 76 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 76 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).

EXHIBIT A - JOINT FILING AGREEMENT

This joint filing agreement is made and entered into as of this 12th day of February, 2021, by and among Viking Global Investors LP, Viking Global Opportunities GP LLC, Viking Global Opportunities Portfolio GP LLC, Viking Global Opportunities Liquid Portfolio Sub-Master LP, Viking Global Opportunities Illiquid Investments Sub-Master LP, DRAGSA 76 LLC, O. Andreas Halvorsen, David C. Ott and Rose S. Shabet.

The parties to this Agreement hereby agree to prepare jointly and file timely (and otherwise to deliver as appropriate) all filings on any Forms 3, 4, or 5 or Schedules 13D or 13G, and any and all amendments thereto and any other documents relating thereto (collectively, the “Filings”) as required to be filed pursuant to the Securities Exchange Act of 1934, as amended. The parties to this Agreement further agree and covenant that each will fully cooperate with such other parties in the preparation, timely filing, and delivery of all such Filings.

IN WITNESS WHEREOF, the parties hereto have executed this agreement as of the date first set forth above.

Dated: February 12, 2021

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of O. Andreas Halvorsen (1)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of David C. Ott (2)

By:	/s/ Scott M. Hendler
Name:	Scott M. Hendler on behalf of Rose S. Shabet (3)

(1) Scott M. Hendler is signing on behalf of O. Andreas Halvorsen, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 76 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Halvorsen on February 12, 2021 (SEC File No. 005-49737).

(2) Scott M. Hendler is signing on behalf of David C. Ott, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 76 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Mr. Ott on February 12, 2021 (SEC File No. 005-49737).

(3) Scott M. Hendler is signing on behalf of Rose S. Shabet, individually and as an Executive Committee Member of VIKING GLOBAL PARTNERS LLC, on behalf of VIKING GLOBAL INVESTORS LP (for itself and as manager of DRAGSA 76 LLC), and as an Executive Committee Member of VIKING GLOBAL OPPORTUNITIES GP LLC, on behalf of itself and VIKING GLOBAL OPPORTUNITIES PORTFOLIO GP LLC, VIKING GLOBAL OPPORTUNITIES LIQUID PORTFOLIO SUB-MASTER LP, and VIKING GLOBAL OPPORTUNITIES ILLIQUID INVESTMENTS SUB-MASTER LP, pursuant to an authorization and designation letter dated February 9, 2021, which was previously filed with the Commission as an exhibit to a Form 13G filed by Ms. Shabet on February 12, 2021 (SEC File No. 005-49737).